SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q2’19 Earnings Results

I. Performance in Q2 2019 – IFRS Consolidated Financial Data

				(Unit: KRW B)
Item	Q2 18	Q1 19	Q2 19	QoQ	YoY
Quarterly Results
Revenues	5,611	5,879	5,353	-9%	-5%
Operating Income	-228	-132	-369	N/A	N/A
Income before Tax	-340	-129	-442	N/A	N/A
Net Income	-301	-63	-550	N/A	N/A

II. IR Event of Q2 2019 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q2 19 Earnings Results of LG Display

4. Date & Time:	16:00 (KST) on July 23, 2019

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Su Yeon SUH, Manager, IR Team (82-2-3777-1010)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 19 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Second Quarter 2019 Results

SEOUL, Korea (July 23, 2019) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2019.

•

Revenues in the second quarter of 2019 decreased by 5% to KRW 5,353 billion from KRW 5,611 billion in the second quarter of 2018 and decreased by 9% from KRW 5,879 billion in the first quarter of 2019.

•

Operating loss in the second quarter of 2019 recorded KRW 369 billion. This compares with the operating loss of KRW 228 billion in the second quarter of 2018 and the operating loss of KRW 132 billion in the first quarter of 2019.

•	EBITDA in the second quarter of 2019 was KRW 458 billion, compared with EBITDA of KRW 681 billion in the second quarter of 2018 and with EBITDA of KRW 679 billion in the first quarter of 2019.

•

Net loss in the second quarter of 2019 was KRW 550 billion, compared with the net loss of KRW 301 billion in the second quarter of 2018, and the net loss of KRW 63 billion in the first quarter of 2019.

LG Display recorded KRW 5,353 billion in revenues in the second quarter of 2019, a year-on-year decrease of 5% from KRW 5,611 billion, due to increased macroeconomic concerns and uncertainty such as the trade war between the U.S. and China, which turned set makers, as well as retailers, conservative, creating weaker-than-expected demand in panels and a consequent decline in panel prices.

The company registered KRW 369 billion in operating loss in the second quarter, compared with the previous quarter operating loss of KRW 132 billion, due to one-off expenses incurred to strengthen its capabilities in mobile sector business and to prepare for the future.

Panels for TVs accounted for 41% of the revenue in the second quarter of 2019, up 5% point from 36% thanks to the sales portion increase in OLED TV panels. Mobile devices accounted for 19%, tablets and notebook PCs for 22%, and desktop monitors for 18%, respectively.

LG Display recorded 142% in the liability-to-equity ratio, 88% in the current ratio, and 61% in the net debt-to-equity ratio as of June 30, 2019. The slightly increased ratios of liability-to-equity and net debt-to-equity compared with the previous quarter were mainly due to the company’s mid- to long-term investment into its shift towards a more OLED-focused business structure.

The company will continue to step up its efforts to shift towards a more OLED-focused business structure in the latter half of 2019 to generate meaningful performance.

“We expect a positive outlook for the large-sized OLED business in the third quarter with the Guangzhou OLED fab starting production, which will almost double our OLED production capacity,” said Dong-hee Suh, CFO and Senior Vice President of LG Display. “In addition, a new POLED fab for mobile devices in Paju, Korea will also start mass production soon, increasing the capacity and sales of mobile POLED panels to take that business to the next level. In the business of automotive panels, the company will expand its automotive business area and launch new POLED based automotive products in the latter half of this year for the first time, solidifying LG Display’s market position.”

He added, “LG Display is the only company that has a wide OLED portfolio from small-sized wearables to large-sized TVs. Through stabilized small- and large-sized OLED production starting in the second half of the year, the company will increase its opportunities and change its business structure accordingly. As the large-scale investment into OLED that began in 2017 will come to an end this year, the company will respond faster and more flexibly to unexpected external variables in order to create meaningful performance starting from next year.”

LG Display also announced today an additional investment of KRW 3 trillion into its Gen 10.5 OLED line in its P10 fab in Paju, Korea. The company plans to solidify its leadership in the OLED business through competitive OLED productivity and continues to create new value with next-generation display technology such as supersized, rollable and transparent displays.

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 23, 2019 starting at 4:00 p.m. Korea Standard Time to announce the second quarter of 2019 earnings results. Investors can listen to the conference call via https://irsvc.teletogether.com/lgdisplay/lgdisplay2019Q2_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, Poland, and Vietnam. The company has approximately 59,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Vice President and Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 23, 2019	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President